EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-153744 on Form S-3 of our report dated March 18, 2008, relating to the financial statements of Apollo Gold Corporation (the “Company”) (which report expresses an unqualified opinion on the financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences referring to changes in accounting principles and substantial doubt on the Company’s ability to continue as a going concern) appearing in the Annual Report on Form 10-K of Apollo Gold Corporation for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
November 12, 2008

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